Exhibit 99.1
IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual Meeting of Shareholders
and
Information Circular
May 5, 2008

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
INFORMATION CIRCULAR	1
VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	5
STATEMENT OF EXECUTIVE COMPENSATION	6
Compensation of Executive Officers	6
Stock Options Granted in the 2007 Financial Year	7
Aggregated Option Exercises During 2007 Financial Year and Option Value at the End of December 31, 2007	7
Employment Contracts with Named Executive Officers	8
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	9
Report on Executive Compensation	9
Compensation of Directors	10
Securities Authorized For Issuance Under Equity Compensation Plans	11
Indebtedness of Directors and Executive Officers	14
Performance Graph	14
OTHER INFORMATION	15
Interest of Certain Persons in Matters to be Acted Upon	15
Interest of Informed Persons in Material Transactions	15
Corporate Governance Practices	15
Additional Information	15
Approval of Circular	16
SCHEDULE A — CORPORATE GOVERNANCE PRACTICES	1
General	1
Board of Directors	1
Composition of the Board	1
Board Mandate	2
Position Descriptions	2
Orientation and Continuing Education	2
APPENDIX A	1

May 5, 2008
INVITATION TO SHAREHOLDERS
     On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders. The meeting will be held at the Hyatt Regency, Ballroom A, 655 Burrard Street, Vancouver, British Columbia, Canada on June 9, 2008, at 1:30 p.m. (Vancouver Time).
     At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares get voted at the meeting in accordance with your wishes.
     The meeting will provide you with a forum to learn more about our 2007 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s directors and senior management and ask them your questions.
     I hope that you will attend the meeting and I look forward to seeing you there.
Sincerely,
Robert W. Rieder

Chief Executive Officer & Chairman
Cardiome Pharma Corp.
CARDIOME PHARMA CORP.

6190 Agronomy Road 6th Floor Vancouver BC Canada V6T 1Z3	Toll Free: 1 800 330 9928 Web: www.cardiome.com

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
     NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the Hyatt Regency, Ballroom A, 655 Burrard Street, Vancouver, British Columbia, Canada, on June 9, 2008 at 1:30 p.m. (Vancouver Time), for the following purposes:
(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2007 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.
     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
     The directors of the Corporation have fixed the close of business on April 30, 2008 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
     DATED at Vancouver, British Columbia, as of this 5th day of May, 2008.

By Order of the Board of Directors

(/s/ Robert W. Rieder)
Robert W. Rieder
Chief Executive Officer & Chairman

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
ANNUAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of May 5, 2008.
VOTING AND PROXIES
Solicitation of Proxies
This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual Meeting of the Corporation to be held at the Hyatt Regency, Ballroom A, 655 Burrard Street, Vancouver, British Columbia, Canada, on June 9, 2008 at 1:30 p.m. (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares of the Corporation (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on April 30, 2008 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of April 30, 2008, there were 63,739,796 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation.
Can I vote Common Shares that I acquired after April 30, 2008?
Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.
Voting by Proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).
Voting in Person
Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.
What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Corporation a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.
The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.
These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.
If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.
What is a Proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Use it or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.
A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.
Appointing a Proxyholder
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.
If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chief Executive Officer, Chairman of the Board of Directors (the “Board”), and director of the Corporation and Mr. Sikorsky is the Chief Financial Officer of the Corporation.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.
How will my Common Shares be voted if I give my Proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky have been appointed as proxyholder, your Common Shares will be voted in favour of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as they consider best.
Revoking a Proxy
If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.
Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies
The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-416-263-9200
Fax:	1-866-249-7775 (toll-free)
BUSINESS OF THE MEETING
Receive the Financial Statements
The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2007 and the auditors’ report thereon will be placed before shareholders at the Meeting.
Election of Directors
The Articles of Continuation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The Corporation currently has seven directors and the directors have fixed the number of directors at seven. Each director of the Corporation is elected annually and holds office until the next Annual Meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.
The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 5, 2008.

	Position with the		No. of Common Shares
	Corporation and		Beneficially Owned,
Name, Province/State and	when Individual	Present Principal Occupation or	Controlled or
Country of Residence(1)	became a Director	Employment(1)	Directed(1)(2)

Robert W. Rieder, M.B.A. British Columbia, Canada	Director, Chief Executive Officer and Chairman of the Board April 16, 1997	Chief Executive Officer (April 1998 to present); Chairman (March 2007 to present), President (April 1998 to March 2006) of Cardiome Pharma Corp.	221,696
Jackie M. Clegg(3)(5) Washington, DC, United States	Director September 2, 2004	Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to present)	Nil
Peter W. Roberts, FCA, CPA (Illinois), ICD.D(3)(5) British Columbia, Canada	Director September 18, 2005	Retired (March 2004 to present); Chief Financial Officer and Corporate Secretary, Sierra Wireless, Inc. (January 1999 to March 2004)	Nil
Harold H. Shlevin, Ph.D.(3)(4)(5) Georgia, United States	Director October 14, 2004	June 2006 to present — President and Chief Executive Officer of Tikvah Therapeutics Inc.; Global Senior Vice President, Regulatory, External Affairs, Safety and Quality, Solvay Pharmaceuticals Inc. (January 2006 to May 2006) President and Chief Executive Officer, Solvay Pharmaceuticals, Inc. (July 2000 to December 2005)	Nil
Richard M. Glickman(4) British Columbia, Canada	Director December 11, 2006	July 2007 to present — Retired; January 2002 to July 2007 — Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation	Nil
Douglas G. Janzen British Columbia, Canada	Director, President and Chief Business Officer March 2006	March 2006 to present — President and Chief Business Officer, Cardiome Pharma Corp.; January 2003 to March 2006 — Chief Financial Officer, Cardiome Pharma Corp.; January 2002 to January 2003 — Managing Director, Sprott Securities Inc.	84,000
William L. Hunter, MD, MSc.(3)(4) British Columbia, Canada	Director June 11, 2007	President, Chief Executive Officer and Founder of Angiotech Pharmaceuticals, Inc. (CEO 1997 to Present)	Nil
Notes:

(1)	This information has been provided by the respective nominee as of May 5, 2008.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	Member of the Corporate Governance and Nomination Committee. Ms. Clegg is the Chair.

(4)	Member of the Compensation Committee. Mr. Shlevin is the Chair.

(5)	Member of the Audit Committee. Mr. Roberts is the Chair.
The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.
Appointment and Remuneration of Auditors
On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”), be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.
There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations.
The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

     Principal Accountant Fees and Services
The following table provides information about the fees billed to us for professional services rendered by KPMG, the Corporation’s principal accountant, and by Ernst & Young LLP, the firm that was the auditor of the Corporation until April 21, 2006, during fiscal 2007 and 2006:

	December 31, 2007	December 31, 2006
Audit Fees(1)	$404,448	$295,660
Audit-Related Fees(2)	$280,771	$174,914
Tax Fees(3)	$85,000	$286,428
All Other Fees(4)	$—	$444,614
Notes:

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees”. These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

(4)	Other fees include consulting services performed by KPMG LLP while they were not our external auditors.
     Pre-Approval Policies
Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2007 were pre-approved by the Audit Committee of the Corporation. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee of the Corporation.
STATEMENT OF EXECUTIVE COMPENSATION
Compensation of Executive Officers
The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2007, the fiscal year ended December 31, 2006 and the fiscal year ended December 31, 2005 by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
						Securities	Restricted
						Under	Shares or
					Other Annual	Options	Share	LTIP	All Other
Name and	Fiscal	Salary	Bonus		Compensation	Granted	Units	Payouts	Compensation
Principal Position	Period	($)	($)		($)	(#)	(#)	($)	($)
Robert W. Rieder(1)	Dec. 31, 2007	549,573	211,020	(2)	Nil	28,827	Nil	Nil	Nil
Chief Executive Officer	Dec. 31, 2006	515,472	80,317	(3)	Nil	13,636	Nil	Nil	Nil
and Chairman	Dec. 31, 2005	469,747	125,000	(3)	Nil	34,435	Nil	Nil	Nil
Douglas G. Janzen(4)	Dec. 31, 2007	468,000	167,344	(2)	Nil	22,861	Nil	Nil	Nil
President and Chief	Dec. 31, 2006	455,962	108,063	(3)	Nil	268,347	Nil	Nil	Nil
Business Officer and	Dec. 31, 2005	389,583	60,000	(3)	Nil	16,529	Nil	Nil	Nil
former Chief Financial Officer
Curtis Sikorsky(5)	Dec. 31, 2007	258,400	52,128	(2)	Nil	7,121	Nil	Nil	Nil
Chief Financial Officer	Dec. 31, 2006	140,224	Nil		Nil	200,000	Nil	Nil	Nil
Charles Fisher(7)	Dec. 31, 2007	380,333	143,204	(2)	Nil	19,579	Nil	Nil	Nil
Chief Medical Officer and	Dec. 31, 2006	363,530	72,470	(2)	Nil	12,304	Nil	Nil	Nil
Executive Vice-President,	Dec. 31, 2005	384,232	61,325	(8)	Nil	600,000	Nil	Nil	1,274 (6)
Clinical & Regulatory Affairs
Donald A. McAfee	Dec. 31, 2007	297,077	95,118	(2)	Nil	12,990	Nil	Nil	Nil
Chief Scientific Officer	Dec. 31, 2006	293,389	82,713	(3)	Nil	14,043	Nil	Nil	Nil
	Dec. 31, 2005	291,101	12,000		Nil	3,306	Nil	Nil	716 (6)
Notes:

(1)	On March 27, 2007, Mr. Rieder was appointed the Chairman of the Board.

(2)	This sum represents discretionary bonus paid for milestones achieved in the fiscal year ended December 31, 2006. The bonus for milestones achieved for the fiscal year ended December 31, 2007 were paid in March 2008.

(3)	These bonuses were paid for milestones achieved for the previous financial year.

(4)	Mr. Janzen was hired by the Corporation in January 2003 at a base salary of $250,000 per year for the position of Chief Financial Officer. On March 6, 2006, Mr. Janzen was promoted to the position of President and Chief Business Officer. His salary was increased to $450,000 per year.

(5)	Mr. Sikorsky was hired by the Corporation on June 9, 2006 at a base salary of $250,000 per year. During the period of June 9, 2006 to December 31, 2006, total salary paid to Mr. Sikorsky was $140,224.

(6)	This sum represents relocation expenses paid.

(7)	Mr. Fisher was hired by the Corporation in January 2005 at a base salary of US$325,000 per year. During the period of January 17, 2005 to December 31, 2005, total salary paid to Dr. Fisher was $384,232.

(8)	This sum represents signing bonuses paid.
The Amended Incentive Stock Option Plan
A description of the Amended Incentive Stock Option Plan of the Corporation (the “Amended Incentive Stock Option Plan” or the “Plan”) can be found under “Statement of Executive Compensation — Securities Authorized for Issuance under Executive Compensation Plans”.
Stock Options Granted in the 2007 Financial Year
During the twelve month period ended December 31, 2007, the following incentive stock options were granted to the Named Executive Officers.

				Market Value of
				Securities Underlying
	Securities Under	% of Total Options		Options on the Date
	Options Granted	Granted to Employees	Exercise Price	of Grant(1)
Name	(#)	In 2007 Financial Year	($)	($)	Expiration Date

Robert W. Rieder	28,827	3.29%	$12.07	$12.07	March 25, 2013
Douglas G. Janzen	22,861	2.61%	$12.07	$12.07	March 25, 2013
Curtis Sikorsky	7,121	0.81%	$12.07	$12.07	March 25, 2013
Charles Fisher	19,579	2.23%	$12.07	$12.07	March 25, 2013
Donald A. McAfee	12,990	1.48%	$12.07	$12.07	March 25, 2013
Notes:

(1)	Calculated as the closing price of the Common Shares of the Corporation on the TSX on the date of grant.
Aggregated Option Exercises During 2007 Financial Year and Option Value at the End of December 31, 2007
The following table sets forth details of all exercises of incentive stock options during the twelve month period ended December 31, 2007 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

	Securities	Aggregate	Unexercised Options		Value of Unexercised In-The-Money
	Acquired on	Value	at December 31, 2007		Options at December 31, 2007
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	Vested (#)	(#)	($)	($)

Robert W. Rieder	7,500	$72,750	653,570	43,328	3,437,222	19,518
Douglas G. Janzen	50,000	$360,500	566,320	161,417	2,039,431	9,369
Curtis Sikorsky	—	—	81,780	125,341	—	—
Charles Fisher	—	—	367,971	263,912	—	—
Donald A. McAfee	—	—	208,963	71,376	527,747	132,873
Note:
The closing price of the Common Shares of the Corporation on the TSX on December 31, 2007 was $8.91.

Employment Contracts with Named Executive Officers
The Corporation has entered into employment agreements with each of the Named Executive Officers.
     Robert W. Rieder
Under the employment agreement with Robert W. Rieder dated March 8, 2002, Mr. Rieder’s position is President and Chief Executive Officer of the Corporation in consideration for an annual salary of US$300,000 payable in equal semi-monthly instalments. Effective March 6, 2006, Mr. Rieder was no longer the President of the Corporation, but he continued the role as Chief Executive Officer. On March 27, 2007, Mr. Rieder was appointed the Chairman of the Board. Mr. Rieder’s salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder’s current annual salary is $600,000. Mr. Rieder is entitled to receive an annual cash and stock option bonus, based on the Corporation achieving certain milestones, with the milestones and portions of the bonus awarded in respect thereof annually agreed to between the Board and Mr. Rieder. Mr. Rieder is entitled to five weeks of paid vacation each year.
Mr. Rieder’s employment agreement had an initial term of three years. The initial term is automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. If (i) Mr. Rieder’s employment is terminated without cause, (ii) Mr. Rieder’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason Mr. Rieder is not elected as a director of the Corporation at an annual meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months’ salary. In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
     Douglas G. Janzen
Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen’s position was the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. On March 6, 2006, Mr. Janzen was promoted to the position of President and Chief Business Officer of the Corporation. Mr. Janzen’s salary is reviewed annually by the Corporation. Mr. Janzen’s current annual salary is $474,000. Mr. Janzen is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Janzen are met. He is entitled to six weeks of paid vacation each year.
Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Mr. Janzen will vest immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
     Curtis Sikorsky
Under the employment agreement with Curtis Sikorsky dated June 9, 2006, Mr. Sikorsky’s position is the Chief Financial officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Mr. Sikorsky’s current annual salary is $290,000. Mr. Sikorsky is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Sikorsky are met. He also received a grant of 200,000 incentive stock options of which 40,000 options vested on the completion of a 3-month probationary period from the date of the grant. The remaining 160,000 options vest over 4 years, at a rate of 40,000 options per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.
Mr. Sikorsky’s employment agreement has an indefinite term and may be terminated by Mr. Sikorsky upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Sikorsky’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon a change of control, all the unvested stock options held by Mr. Sikorsky will be vested immediately.

     Charles J. Fisher
Under the employment agreement with Charles Fisher dated January 17, 2005, Dr. Fisher’s position is the Executive Vice President of Clinical Development and Regulatory Affairs and Chief Medical Officer of the Corporation in consideration for an annual salary of US$325,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Dr. Fisher’s current annual salary is US$410,000. Dr. Fisher is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. Fisher are met. He also received a grant of 600,000 incentive stock options of which 120,000 vested upon grant and the remaining 480,000 vest over four years, at a rate of 120,000 per year on the anniversary date of the date of grant. He is entitled to an additional grant of 100,000 options if certain milestones agreed to between the Corporation and Dr. Fisher are met. He is entitled to four weeks of paid vacation each year.
Dr. Fisher’s employment agreement has an indefinite term and may be terminated by Dr. Fisher upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. Fisher’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, all of the outstanding incentive stock options held by Dr. Fisher will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
     Donald A. McAfee
Under the employment agreement with Donald A. McAfee dated October 1, 2004, Dr. McAfee acted as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. On February 27, 2007, Dr. McAfee was promoted to the position of Chief Scientific Officer. Dr. McAfee’s salary is reviewed annually by the Corporation. Dr. McAfee’s current annual salary is US$300,000. Dr. McAfee is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met. He also received a grant of 250,000 incentive stock options of which 50,000 vested upon grant and the remaining 200,000 vest over four years, at a rate of 50,000 per year on the anniversary date of the date of grant. He is entitled to four weeks of paid vacation each year.
Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements
The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$250,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$535,500. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.
Composition of the Compensation Committee
For the year ended December 31, 2007, the Compensation Committee of the Corporation consisted of Drs. Hunter and Shlevin and Mr. Glickman. Dr. Mermelstein, a former director of the Corporation, was a member of the Compensation Committee until his resignation from the Board on June 11, 2007. Ms. Clegg was a member of the Compensation Committee until June 11, 2007, at which time Dr. Hunter and Mr. Glickman were appointed to the Compensation Committee
Report on Executive Compensation
The Corporation’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Corporation is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Corporation’s goals; and (3) ensure that the interests of management and the Corporation’s shareholders are aligned.

The total compensation paid to the Chief Executive Officer and each of the other Named Executive Officers of the Corporation consists primarily of base salary and a bonus based on the executive’s overall experience, responsibility and the achievement of corporate and personal objectives determined by the Board, together with recommendations from the Chief Executive Officer. The Named Executive Officers also receive option grants in accordance with the Corporation’s stock option plan upon their appointments and may receive additional option grants from time to time based on the achievement of certain corporate objectives and overall corporate progress. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Corporation does not have a predetermined relative emphasis for each of the various components of compensation. See “Employment Contracts of Named Executive Officers”.
Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year; (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Corporation; and (iii) the terms of the Named Executive Officer’s employment agreement with the Corporation. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.
The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Compensation Committee recommends such compensation to the Board for approval. The Chief Executive Officer of the Corporation is Mr. Robert W. Rieder.
Awards of bonuses depend upon whether the Corporation has met objectives established by the Compensation Committee and approved by the Board for the year. The amount of such bonuses is not subject to any minimum amount.
Report presented by:
Harold Shlevin, Chair of the Compensation Committee
Richard Glickman, Member of the Compensation Committee
William L. Hunter, Member of the Compensation Committee
Compensation of Directors
During the most recently completed fiscal year, non-management directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:

	Directors’ Fees(1)	Options Granted(2)	Exercise Price	Grant Date/
Name of Director	($)	(#)	($)	Expiry Date
Jackie M. Clegg	49,533	15,000	10.82	June 11, 2007/June 10, 2013
Fred H. Mermelstein(3)	31,919	—	—	—
Peter W. Roberts	97,919	15,000	10.82	June 11, 2007/June 10, 2013
Harold H. Shlevin	54,378	15,000	10.82	June 11, 2007/June 10, 2013
Richard Glickman	39,303	15,000	10.82	June 11, 2007/June 10, 2013
William L. Hunter(4)	16,239	50,000	10.82	June 11, 2007/June 10, 2013
Notes:

(1)	Included in the director fees are retainer fees and meeting fees.

(2)	All options granted to directors expire, if a director ceases to be a director for any reason other than death, twelve months after the date that the director ceases to be a director.

(3)	Dr. Mermelstein resigned from the Board on June 11, 2007.

(4)	Appointed director on June 11, 2007.
Effective December 11, 2006, non-management directors of the Corporation were entitled to receive the following compensation for 2007: US$17,500 as an annual retainer fee to act as a board member; US$10,000 or US$20,000 as annual retainer fee to act as the chairman of any committee; US$1,000 per teleconference Board or committee meeting or US$2,500 per Board or committee meeting attended in person; and an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. Management directors do not receive separate compensation for their participation in Board or committee meetings or for their services as directors of the Corporation, other than grants of incentive stock options. The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.
Dr. Mark C. Rogers served as Chairman of the Corporation from March 11, 2002 until his resignation effective March 27, 2007. During the period January 1, 2007 to March 27, 2007, total fees paid to Dr. Rogers were $22,839.
Effective June 11, 2007, Richard Glickman was appointed as lead independent director of the Corporation and will receive an additional fee of $50,000 per year for serving as lead independent director. Total fees paid to Mr. Glickman in 2007 were $39,303.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2007 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to	Weighted average	Number of securities remaining
	be issued upon exercise	Exercise price of	available for future issuance under equity
	of outstanding options,	of outstanding options,	compensation plans (excluding securities
	warrants and rights	warrants and rights	Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,039,849	Cdn.$8.41	1,930,201
Equity compensation plans not approved by securityholders	—	—	—
     Amended Incentive Stock Option Plan
The Amended Incentive Stock Option Plan was approved by shareholders of the Corporation on May 28, 2001 and was subsequently amended on May 27, 2002, May 25, 2004, June 6, 2005, June 12, 2006 and September 5, 2007. Pursuant to the Plan, the Board or the CEO may, at their discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries (“Participants”).
The maximum number of Common Shares which may be reserved for issuance under the Plan is currently 7,000,000, provided that the number of Common Shares available to be reserved for issuance will be increased annually, at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options under the Plan in the prior year shall again become available to be made subject to an option that may be granted in a subsequent fiscal year. The 7,000,000 maximum number represents approximately 10.2% of the issued and outstanding Common Shares on a fully diluted basis and 10.9% on a non-diluted basis as at May 5, 2008 and representing 11.0% of the issued and outstanding Common Shares on a fully diluted basis and 10.2% on a non-diluted basis at the time of the amendment to the Plan in 2007. Since the Plan was amended in 2007, 167,000 options were granted pursuant to the Plan, 191,348 options were exercised and 83,536 options were cancelled or expired. As a result, as at May 5, 2008, options to purchase an aggregate of 4,993,063 Common Shares, representing approximately 7.3% of the issued and outstanding Common Shares on a fully diluted basis (7.8% on a non-diluted basis), remain outstanding and unexercised under the Plan and the remaining number of Common Shares available to be issued pursuant to options granted from and after May 5, 2008 is 1,964,487 Common Shares, representing approximately 2.9% of the issued and outstanding Common Shares on a fully diluted basis (3.1% on a non-diluted basis).
Subject to the provisions of the Plan, the Board or the CEO has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Plan. The Board or the CEO establishes the exercise price of options granted under the Plan at the time of grant which must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Participants may receive options on more than one occasion under the Plan and may receive separate options on any one occasion.
The Board or the CEO establishes the vesting terms of options at the time of grant. Outstanding options granted prior to the date hereof vest: (i) as to options held by any officer, employee, consultant and contractor, annually, at the end of each 12 month period commencing from the date of the grant of the options, as to the greater of 20,000 Common Shares and 20% of the number of Common Shares that may be purchased under the options; and (ii) as to any director that is not an officer, employee, consultant or contractor, immediately upon grant as to 20% of the number of Common Shares which may be purchased under the options and thereafter as to 20% on each anniversary of the date of grant. All such options granted prior to July 27, 2007 must be exercised no later than 10 years after the date of grant and all such options granted after July 27, 2007 must be exercised no later than 5 years after the date of grant and all options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant. Future options may be granted on similar terms or such other terms as the Board or the CEO may determine at the time of the grant, except all future options must be exercised not later than 5 years from date of grant.
The maximum number of Common Shares which may be reserved for issuance under options to any Participant is 5% of the number of Common Shares (the “Outstanding Issue”) that are outstanding (on a non-diluted basis) immediately prior to the grant. The following limits are placed on issuances of options to Insiders under the Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to Insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one Insider under the Plan within a one-year period shall be 5% of the Outstanding Issue; and (iv) the maximum number of Common Shares which may be reserved for issuances under options granted to non-employee directors is 0.9% of the Outstanding Issue immediately prior to the date of grant.
Options granted under the Plan prior to July 27, 2007 must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the CEO and options granted under the Plan after July 27, 2007 must be exercised no later than 5 years after the date of grant or such lesser period as may be determined by the Board or the CEO. Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within 2 business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.
If a Participant is a United States citizen or resident, the Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Plan fixes the maximum number of incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the Amended Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.
The Board may amend, suspend or terminate the Plan in accordance with applicable legislation, subject to TSX and shareholder approval. In 2006, the TSX introduced new rules for stock option plans, which affected, among other things, stock option plan amendment procedures. The Amended Incentive Stock Option Plan was amended on September 5, 2007 to reflect the new TSX rules, including amendment provisions that require shareholder approval for the following amendments to the Plan or options granted under it:
(i)	an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	a reduction in the exercise price or purchase price of outstanding options or a cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person;

(iii)	an extension of the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amending the Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, an expansion of the class of eligible recipients of options under the Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	an expansion of the transferability or assignability of options (other than “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	any amendment of the Plan to increase any maximum limit of the number of securities that may be:

a) issued to insiders of the Corporation within any one year period, or

b) issuable to insiders of the Corporation at any time;

which may be specified in the Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Plan reserve; and

(viii)	a change to the amendment provisions of the Plan;
provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of participants under the Plan in accordance with the section or sections of the Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Corporation.
Under the Amended Incentive Stock Option Plan, the Board will have authority to make without shareholder approval all other amendments to the Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.
No amendment of the Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Indebtedness of Directors and Executive Officers
No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Performance Graph
The following graph compares the percentage change in the value of $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from November 30, 2002 to December 31, 2007 (the Corporation’s most recent financial year end).

Year End	2003	2004	2005	2006	2007
COM	$100.00	$196.75	$253.68	$281.82	$192.86
S&P/TSX Composite Index	$100.00	$112.48	$137.12	$157.02	$168.27

Year End	Dec. 31, 2003(1)	Dec. 31, 2004	Dec. 30, 2005	Dec. 29, 2006	Dec. 31, 2007
COM	$4.62	$9.09	$11.72	$13.02	$8.91
S&P/TSX Composite Index	8,220.89	9,246.65	11,272.26	12,908.39	13,833.06
Notes:

(1)	On December 31, 2003 the Corporation changed its fiscal year end from November 30 to December 31.

OTHER INFORMATION
Interest of Certain Persons in Matters to be Acted Upon
None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2007 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.
Interest of Informed Persons in Material Transactions
Other than as set out herein, none of the directors or officers of the corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.
Corporate Governance Practices
Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to MI 52-110 can be located in the Corporation’s Annual Information Form dated March 25, 2008.
Additional Information
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2007 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting to be held on June 9, 2008. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.
If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Circular
The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.
     Dated at Vancouver, British Columbia, this 5th day of May, 2008.

     By Order of the Board of Directors
     Robert W. Rieder
     Chief Executive Officer & Chairman of the Board

SCHEDULE A — CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by MI 52-110 can be located in the Corporation’s Annual Information Form dated March 25, 2008.
General
The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that their corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and MI 52-110.
Board of Directors
The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.
Composition of the Board
The Corporation’s Board is currently composed of seven (7) directors, a majority of whom are independent directors. An “independent” board member, as further defined in MI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Robert W. Rieder	No
Jackie M. Clegg	Yes
Douglas G. Janzen	No
Peter W. Roberts	Yes
Harold H. Shlevin	Yes
Richard M. Glickman	Yes
William L. Hunter	Yes
The following table outlines other reporting issuers that board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	Nventa Biopharmaceuticals
Bradmer Pharmaceuticals Inc.
Inovio Biomedical Corporation
Jackie M. Clegg	Brookdale Senior Living
Blockbuster Inc.
Javelin Pharmaceuticals Inc.
Chicago Mercantile Exchange
Peter W. Roberts	Bradmer Pharmaceuticals Inc.
Harold H. Shlevin	—
Richard Glickman	—
Douglas G. Janzen	Bradmer Pharmaceuticals Inc.
Medical Ventures Corp.
William L. Hunter	Angiotech Pharmaceuticals Inc.
Neuromed Pharmaceuticals Ltd.
The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors have met 5 times without the presence of non-independent directors and members of management since January 1, 2007.
Robert W. Rieder, the Chief Executive Officer (the “CEO”) of the Corporation and Chair of the Board, is not an independent director by virtue of his role on the Corporation’s senior management team. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.
The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.
The following table illustrates the attendance record of each director for all board meetings held in 2007.

Board Member	Meetings Attended
Robert W. Rieder	17
Jackie M. Clegg	17
Peter W. Roberts	15
Harold H. Shlevin	15
Richard Glickman	14
Doug Janzen	15
William L. Hunter(1)	10

Notes:

(1)	Appointed to the Board on June 11, 2007
Board Mandate
The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.
Position Descriptions
The Board has developed written position descriptions for the Chair and the chairs of each of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee. The CEO also has a written position description that has been approved by the Board.
Orientation and Continuing Education
It is the mandate of the Corporate Governance and Nomination Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).
With respect to the continuing education of directors, the Corporate Governance and Nomination Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.
Ethical Business Conduct
The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for Cardiome are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.
It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

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In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.
The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.
Nomination of Directors
It is the mandate of the Corporate Governance and Nomination Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nomination Committee are independent in accordance with the mandate of the Corporate Governance and Nomination Committee.
Compensation
The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.
In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.
Further information pertaining to the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.
Other Board Committees
Assessments
It is the Board’s mandate, in conjunction with the Corporate Governance and Nomination Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

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APPENDIX A
CARDIOME PHARMA CORP.
BOARD MANDATE
“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”
Source: Beyond Compliance: Building a Governance Culture — Final Report issued by Joint Committee on Corporate Governance.
Purpose
The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.
2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.
4.	The Board will report to the shareholders of the Corporation.
Terms of Reference
Meetings
1.	The Board will meet as required, but at least once quarterly.
2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning
4.	The Board will:
(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.
Risk Management and Ethics
5.	The Board will:
(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.
Supervision of Management
6.	The Board will:
(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
7.	The Board will:
(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Corporate Governance and Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.
Approved: March 26, 2007

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